

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Gavin West
Business Advisor
NousLogic Healthcare Inc.
5150 Crenshaw Road #A150
Pasadena, Texas 77505

> **Re: NousLogic Healthcare Inc.**
> **Amendment No. 4 to Form 1-A**
> **Filed April 30, 2021**
> **File No. 024-11398**

Dear Mr. West:

We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

Amendment #4 to Form 1-A

Part III - Exhibits, page 52

1.   Please refer to prior comment 1. Please amend the filing to include currently-dated consents from each of the auditors. In addition, the consent of Omar Alnuaimi on the 2019 and 2018 financial statements should be revised to state the audit report was dated February 9, 2021 and was reissued on March 24, 2021.

Gavin West
NousLogic Healthcare Inc.
May 5, 2021
Page 2

   You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Christopher Kelly